Supplement Dated June 17, 2024
To The Prospectus Dated April 29, 2024 For

JACKSON MARKET LINK PRO® ADVISORY II

Issued by
Jackson National Life Insurance Company®

This supplement updates the above-referenced prospectuses. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of a prospectus, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

Effective June 17, 2024, the table in Appendix B: State Variations is deleted and replaced with the following:

STATE	VARIATION OR AVAILABILITY
Arizona	Requirement that 30 days advance notice be given to owners/beneficiaries of their available income options prior to the Income Date.

Requirement that a 180 day maximum limit be placed on any deferral of payments for partial and/or total withdrawals, and that the owner be given notice of such postponement in payments without 15 days of receipt of the partial and/or total withdrawal request at the Customer Care Center.
California	State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application.

If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days.
Connecticut	No restrictions on Fixed Account allocations.
Florida	No Market Value Adjustments assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers.
Illinois	No Market Value Adjustments assessed on any transactions.
Indiana
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Iowa
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Louisiana	Pre-selected Death Benefit option is not available per state regulation. Beneficiary is always able to choose the death benefit option.
Maryland	Beneficiary's Entitlement to Death Benefit Before Income Date section of Contract revised to indicate beneficiary's death prior to or simultaneous to the Owner's death makes them ineligible to receive the death benefit.

No Market Value Adjustments assessed on any transactions.
Minnesota
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

STATE	VARIATION OR AVAILABILITY
New Jersey
Renewal Notice will include the current interest rate for the Fixed Account and Index Adjustment Factors for the Index Account.

No restrictions on Fixed Account allocations.

The Fixed Account Minimum Value Percentage is 90%.

Guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Texas	Requires 31 day advance notice of Fixed Account unavailability or restrictions.
Utah	No Market Value Adjustments assessed on any transactions.
Washington	No Market Value Adjustments assessed on any transactions. GMWB Charge not assessed against the Fixed Account.
Washington, DC	As of the date of the prospectus, the +Income GMWB and +Income GMWB with Joint Option are not available.

______________________________
(To be used with RPR00002 04/24)

RPS00059 06/24